UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated March 20, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, March 20, 2024 Comisión Nacional de Valores

Call for the General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 25, 2024

Dear Sirs,

I am writing to you as Attorney in fact of Telecom Argentina S.A. (the “Company”) to inform you that the Company’s Board of Directors, in a meeting held today, resolved to summon a General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 25, 2024, at 11:00 a.m. on the first call, and at 12:00 p.m. on the second call, to deal with the agenda of the ordinary shareholders’ meeting (the “Shareholders’ Meeting”), in order to discuss, among other items, the accounting documentation corresponding to the fiscal year ended December 31, 2023.

The Shareholders’ Meeting will be held by personal attendance.

We will submit in due time and manner the additional documentation required by Section 4, Chapter II, Title II of the ‘Comisión Nacional de Valores’ Rules (N.T. 2013).

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 20, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations